FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: April 1 to 13, 2007

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:  Form 20-F [X] Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  [   ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Exhibit List

32.1        CEO Certification

32.2        CFO Certification

99.1        Financial Statements

99.2        Management's Discussion and Analysis

99.3        Material Change Report

99.4        News Release

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007	“R. Michael Jones”
R. MICHAEL JONES PRESIDENT & CEO